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                               August 25, 2023

       Dan Xie
       Chief Financial Officer
       UTStarcom Holdings Corporation
       4th Floor, South Wing, 368 Liuhe Road
       Binjiang District, Hangzhou 310052
       The People's Republic of China

                                                        Re: UTStarcom Holdings
Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 18, 2023
                                                            File No. 001-35216

       Dear Dan Xie:

              We have reviewed your August 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 73

   1. We note your response to comment 1 that you are "not owned or controlled by a governmental entity in
China." Accordingly please provide the documentation required by Item 16I(a) of Form
20-F as only a "registrant that is owned or controlled by a foreign governmental entity is
not required to submit such documentation." Please also
                                                        supplementally describe
the materials that were reviewed and tell us whether you relied upon any legal opinions
or third party certifications such as affidavits as the basis for your submission under
paragraph (a).
   2. We note your response to comment 1 as it relates to paragraphs (b)(2) and (3). Please also provide a detailed
discussion of the materials reviewed related to your largest shareholder,
 Dan Xie
UTStarcom Holdings Corporation
August 25, 2023
Page 2
      Tonghao (Cayman) Limited, as well as for your fourth-largest shareholder, Talent
      Transmission, Ltd. Please also clarify:

            The percentage of your shares that are owned by governmental entities in China. In this regard we note your disclosure on page 74 only identifies the shares owed by
          BEIID, your third-largest shareholder. However we also note your response that your second-largest shareholder is 40% owned and managed by a state-owned company, suggesting that these shares should be aggregated for purposes of this
          disclosure.
            Whether the General Partner of Chongqing Liangjiang New Area Strategic Emerging
          Industries Equity Investment Fund Partnership (Limited Liability Partnership)
          ("Chongqing") is also the largest shareholder of Chongqing, and identify the General
          Partner of Chongqing.
            Whether any of your Principal Shareholders are affiliated with each other.
            Whether you have any general voting or control arrangements with any governmental entities or state-owned enterprises.
            How you considered Mr. Zheng's committee assignments and duties on your Board of Directors when concluding BEIID lacks the power to direct or cause the direction of your management and policies.
3. Please note that we are still considering your response to comment 2 and may have further comments.
      Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-
3783 with any questions.



                                                          Sincerely,
FirstName LastNameDan Xie
                                                          Division of
Corporation Finance
Comapany NameUTStarcom Holdings Corporation
                                                          Disclosure Review
Program
August 25, 2023 Page 2
cc:       Lan Lou
FirstName LastName